UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER

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                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
                      at
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                                HSBC Holdings plc

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                 8 Canada Square, London E14 5HQ, United Kingdom


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        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                               Form 40-F
                    ----------                                     ---------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

               Yes                                          No     X
                    -------                                     -------

       If `Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) 82 -_________

    This current report on Form 6-K is hereby incorporated by reference in to HSBC Holdings plc's Registration Statement on Form F-3, File No. 333-92024.

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                                             Writer's Direct Dial: 0207-614 2226


                                                               December 12, 2002


HSBC Holdings plc
8 Canada Square
London E14 5HQ


Ladies and Gentlemen:

         We have acted as special U.S. counsel to HSBC Holdings plc, a public limited company incorporated under the laws of England and Wales (the "Company"), in connection with the Company's offering pursuant to a registration statement on Form F-3 (Registration No. 333-92024) of its U.S.$1,400,000,000 5.25% Subordinated Notes due December 12, 2012 (the "Securities") issued under an indenture dated as of December 10, 2002 (the "Indenture") between the Company and The Bank of New York, as trustee. Such registration statement, as amended, when it became effective, is herein called the "Registration Statement"; the related final prospectus dated November 26, 2002, as supplemented by the prospectus supplement dated December 5, 2002, as first filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "Securities Act"), is herein called the "Prospectus".

         In arriving at the opinions expressed below, we have reviewed the following documents:

         (a) the Registration Statement and the Prospectus;

         (b) executed copies of the Global Securities representing the Securities (the "Global Securities"); and

         (c) an executed copy of the Indenture.

         In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below. In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

         Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

(i) The Indenture has been duly executed and delivered by the Company under the laws of the State of New York, and is a valid, binding and enforceable agreement of the Company.

(ii) The Global Securities have been duly executed and delivered by the Company under the laws of the State of New York and are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

         Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the State of New
York), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinions are subject to the effect of, judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

         With respect to the second sentence in Section 1.15 in the Indenture, we express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action where jurisdiction based on diversity of citizenship under 28 U.S.C ss.1332 does not exist. In addition, we express no opinion as to the enforceability of Article 12 of the Indenture and the subordination provisions of the Securities (which are expressed to be governed by the laws of England).

         The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

         We are furnishing this opinion letter to you, solely for your benefit in connection with the registration with the Securities and Exchange Commission under the Securities Act of 1933 (the "Act"). This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

         We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading "Legal Opinions" in the Registration Statement, without admitting that we are "experts" under the Act, or the rules and regulations of the Securities and Exchange Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.

                                     Very truly yours,

                                     CLEARY, GOTTLIEB, STEEN & HAMILTON



                                     By /s/ Ashar Qureshi
                                        ------------------------------
                                        Ashar Qureshi, a Partner

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HSBC Holdings plc

                                               By:  /s/ DOUGLAS FLINT
                                                    ----------------------------

                                               Name:  D J Flint
                                               Title: Group Finance Director

Dated:  December 13, 2002